H. Roger Schwall
United States Securities and Exchange Commission
January 18, 2013

January 18, 2013

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Ivanhoe Energy Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed March 15, 2012
File No. 0-30586

Dear Mr. Schwall:

This letter is being submitted on behalf of Ivanhoe Energy Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 19, 2012, with respect to the above-captioned Form 10-K (the “Form 10-K”).

For your convenience, I have set forth each comment from your letter in bold typeface and included the Company’s response below it.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s  Discussion  and  Analysis

Selected Financial Data, page 22

1.
In our letter dated March 5, 2010, you were granted an accommodation to limit the periods covered by your financial statements to two years understanding that in addition to presenting selected financial data prepared in accordance with IFRS as issued by the IASB for the two most recent years, you would include selected financial data for the three preceding years in accordance with U.S. GAAP.  Please include a separate table with the U.S. GAAP information; this should appear separately rather than alongside your IFRS selected financial data.

Response:

The Company acknowledges the Staff’s comment and proposes to revise the selected financial data on page 22 in an amendment to the Company’s Form 10-K (the “Form 10-K/A”) to include selected financial data for the years ended December 31, 2007, 2008 and 2009, respectively, in U.S. GAAP in a separate table.

H. Roger Schwall
United States Securities and Exchange Commission
January 18, 2013

Results of Operations, page 23

General and Administrative, page 25

2.
We note that you report $48.4 million and $42.8 million in general and administrative expenses for 2011 and 2010, respectively, on your Statements of Loss on page 37.  Please expand your analysis to discuss the composition of these expenses.

Additionally, it would be helpful to explain why staff costs rose $4.5 million in 2011 when the number of employees increased by 1 from 2010.

Response:

The Company acknowledges the Staff’s comment and proposes to revise its disclosure in the Form 10-K/A to include a description of the composition of the general and administrative expenses in 2011 and 2010 which mainly consist of staff, office and legal and other contract service costs.  The Company also notes that its staff requirements increased throughout 2011 as a result of the Company’s projects, however, the Company made the decision to close one of its offices in the United States in December 2011 reducing headcount immediately prior to year end in addition to the employee turnover in the period. Staff costs also increased as the Company revised its employee compensation program in 2011 which increased the estimated payment for the short term incentive compensation over the prior year.

Liquidity and Capital Resources, page 26

3.	Expand your disclosure to address the anticipated expenditures and sources of funds associated with your Implementation Strategy as enumerated on pages 5 and 6.

Response:

The Company acknowledges the Staff’s comment and advises that the projects listed in the Company’s Implementation Strategy are in the early stages of exploration and development, and the Company evaluates all options available to finance its projects.  Historically, the Company has used external sources of funding, such as public and private equity and debt markets to fund its projects.  The Company intends to finance its future funding requirements through a combination of strategic investors and/or public and private debt and equity markets, either at a parent company level or at the project level, and through the sale of interests in existing oil and gas properties, as described under the Capital Structure heading in the Liquidity and Capital Resources section of page 26 of the Form 10-K. Any further specificity concerning costs and financing plans would be speculative at this time.

Financial Statements

Note 19 – Segment Information, page 61

4.
We note you disclose that all revenues in Asia are generated from the sale of oil production in China to one customer.  Based on the figures in your table, this appears to be a significant concentration and that you would therefore need to expand your disclosure in the Business and Properties section beginning on page 4 to identify the customer, and to describe the nature of your relationship to comply with Item 101(c)(1)(vii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and the Company proposes to revise its disclosure in the Form 10-K/A to identify the customer by name and to describe the nature of the Company’s relationship to the Company’s only purchaser in the Asia segment, which accounted for greater than 10% of the Company’s consolidated revenues.

H. Roger Schwall
United States Securities and Exchange Commission
January 18, 2013

Engineering Comments

Business and Properties, page 4

Reserves, Production and Related Information, page 8

5.
The disclosure on page 7 indicates that the Tamarack Project in Canada is related to a steam-assisted gravity drainage thermal recovery oil sands project using the Company’s HTL upgrading process and that GLJ has assigned bitumen reserves to Tamarack.  It does not appear that you make reference to or distinguish between bitumen and oil as product types in disclosing your net reserve quantities here or elsewhere in your filing.  The tabular presentations of your reserves on pages 8 and 71 should reflect products in the form in which they are sold.  Thus, if you sell bitumen it should be broken out separately from oil, even if it will be upgraded to synthetic oil or gas by the purchaser.  If you upgrade the bitumen to synthetic oil or gas prior to sale, then present those quantities separately as synthetic oil or synthetic gas.  You may refer to Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4 if you require further guidance.

Response:

The Company acknowledges the Staff’s comment and believes these product types are appropriately distinguished as disclosed in the Form 10-K.  The China segment is comprised exclusively of oil and the Canada segment is comprised exclusively of bitumen.  The Company proposes to include the revised tabular presentation for page 8 below as part of the Form 10-K/A filing, which has been amended in part to incorporate the additional information required in Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4, and to present the Company’s net bitumen reserves.  The Company further advises the Staff that none of its proved reserves are related to bitumen.  The Company proposes to include revised disclosure on page 71 to include a footnote stating such.

Summary of Oil and Gas Reserves Using Average 2011 Prices

	Oil			Bitumen
	China			Canada	Total
(mbbl)	Dagang	Other	Total China	Tamarack	Consolidated
Proved
Developed	1,160	75	1,235	–	1,235
Undeveloped	400	–	400	–	400
Total proved	1,560	75	1,635	–	1,635
Probable
Developed	356	–	356	–	356
Undeveloped	425	–	425	138,987	139,412
Possible
Developed	–	–	–	–	–
Undeveloped	–	–	–	32,864	32,864

H. Roger Schwall
United States Securities and Exchange Commission
January 18, 2013

6.
We note the tabular presentation of your reserves on page 8 includes the sum of proved and probable reserves.  Please note the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009, clarifies our position that “...because the categories of proved, probable and possible reserves have different levels of certainty, it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate.”  This is available on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

You may refer to Question 105.01, under Section 105, Rule 4-10(a)(5) Definitions- Deterministic Estimate for the full text, and to Rule 4-10(a)(5) of Regulation S-X for the definition of a deterministic estimate.  Please modify your presentation and all related disclosures as necessary to adhere to this guidance.

Response:

The Company acknowledges the Staff’s comment and proposes to revise the tabular disclosure on page 8 in the Form 10-K/A to exclude the total of proved plus probable reserves as shown in the table included in the response to comment 5.  The Company also proposes to revise any accompanying disclosure in the Form 10-K referencing proved plus probable or proved plus probable plus possible accordingly in the Form 10-K/A.

7.
We note your disclosure in footnote (1) to the table presenting your estimates of proved, probable and possible reserves as of December 31, 2011, stating that “reserves are the Company’s total gross reserves before royalty deductions.”  The tabular presentation of your net reserves on page 8 should not include reserves relating to interests of other entities.  Please revise your disclosures as necessary to comply with Item 1201(c) of Regulation S-K, Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-4.

Response:

The Company acknowledges the Staff’s comment and will revise the disclosure in the Form 10-K/A to remove reserves relating to interests of other entities.

8.
We note you state on page 7 that “project advancement, as currently envisaged, is subject to regulatory approval, financing and board sanction.” Please refer to the definition of reserves in Rule 4-10(a)(26) of Regulation S-X, and explain why you have attributed reserves and specifically probable and possible reserves without proved reserves to the Tamarack Project in Canada.  We also note on page 16 that you state “to date, commercial-scale HTL™ plants have only been constructed in the bio-mass industry.” Please tell us how you have considered the Rule 4-10(a) definition of reliable technology in assigning reserves resulting from the HTL upgrading process to the Tamarack project. Please also tell us the extent to which your estimated reserve quantities are economically producible absent the application of the HTL upgrading process.

Response:

The Company acknowledges the Staff’s comment and advises that GLJ Petroleum Consultants Ltd., the Company’s independent reserve engineers, has followed both Canadian Oil and Gas Evaluation Handbook (“COGEH”) and Petroleum Resource Management System (“PRMS”) guidelines in the booking of probable and possible reserves at Tamarack. Regarding rule 4-10(a)(26), the Tamarack lease has been penetrated by many core wells and is evaluated as economically producible based on log and core analysis and analogy to offset producing Steam-Assisted Gravity Drainage (“SAGD”) projects, including Suncor MacKay. Our reserves booking criteria for SAGD projects vary for proved and probable reserves. For example, one of the criteria for a probable reserves booking is submission (but not necessarily approval) of the regulatory project application. Conversely, for a proved reserves booking we require regulatory approval of the project application. This distinction is one of the reasons why probable (and possible) reserves have been booked but not proved.

H. Roger Schwall
United States Securities and Exchange Commission
January 18, 2013

The Company also advises the Staff that bitumen reserves and resources were attributed to Tamarack based on the SAGD recovery process only, with produced bitumen marketed as a diluent-bitumen (dilbit) product. Upgrading of the produced bitumen to synthetic crude oil using the HTL upgrading process was not considered in attributing bitumen reserves and resources to Tamarack.  As a result, all of our estimated reserve quantities are economically producible in the absence of the HTL upgrading process.

Proved Reserves, page 8

9.
We note you disclose proved reserves as of December 31, 2011 of 1,729 mbbls.  Please explain why the net quantity shown here does not correspond to the proved reserve quantities disclosed in the table on page 71 or the table in Exhibit 99.1.

Response:

The Company acknowledges the Staff’s comment and proposes to include revised disclosure in the Form 10-K/A to reflect the correct amount of proved reserves, consistent with the proved reserves reported by the Company on page 71 and in Exhibit 99.1.

10.
We note you have disclosed the net quantities of proved undeveloped reserves converted into proved developed reserves.  Please expand your disclosure to also describe the investments you have made, including the capital expenditures during each year, to convert your proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and proposes to revise its disclosure in the Form 10 K/A to include  information on the investments the Company has made, including the capital expenditures during each year, to convert its proved undeveloped reserves to proved developed reserves as follows:

In 2011, 153 mbbls were transferred from proved undeveloped to the proved developed category as a result of $3.4 million in capital spending related to drilling and completion activities in 2011. The transfer of reserves from proved undeveloped to the proved category was immaterial in 2010.

11.
For purposes of determining the five year period for development to occur in estimating proved undeveloped reserves, Item 1203(d) of Regulation S-K requires that you use the date of the initial disclosure as the starting reference date.  Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2011 will not be developed within five years since your initial disclosure of these reserves.  Please also submit the revisions that you propose to clarify this in your disclosure.

Response:

The Company acknowledges the Staff’s comment and respectively advises the Staff that none of the proved undeveloped locations included in our proved undeveloped reserves as of December 31, 2006 remain in our proved undeveloped reserves as of December 31, 2011. Additionally, the Company advises that its plan is to convert its proved undeveloped reserves disclosed as of December 31, 2011 to proved developed reserves within five years.  The Company proposes to include the following revisions in the Proved Reserves discussion in the Form 10-K/A:

The Company does not have any proved undeveloped reserves that have remained unconverted to proved developed reserves for longer than five years and all proved undeveloped reserves at December 31, 2011 are expected to be converted to proved developed reserves within five years.

H. Roger Schwall
United States Securities and Exchange Commission
January 18, 2013

However, timing and pace of oil field developments is inherently uncertain.  Unexpected geologic conditions; equipment failures; equipment delivery delays; accidents; adverse weather; government and joint venture partner approval delays; construction or start-up delays; economic conditions; and other associated risks may result in project delays.  There can be no assurance that the development of any of our undeveloped reserves will occur as currently scheduled or at all.

Drilling Activity, page 11

12.
Ordinarily you must disclose the information relating to drilling and other exploratory and development activities prescribed by Item 1205 of Regulation S-K for the three most recent fiscal years.  However, given the accommodation you received as a first time adopted of IFRS as issued by the IASB, you may satisfy this requirement by providing details for the two most recent fiscal years.  Please revise your document accordingly.

Response:

The Company acknowledges the Staff’s comment and advises that at December 31, 2010 the Company was actively drilling two wells in the Zitong project and one well in Dagang.  However, no wells were completed in 2010. The Company proposes to include revised disclosure in the Form 10-K/A which will include a footnote to the first column of the Drilling Activity table providing information with respect to the drilling and other exploratory and development activities as required by Item 1205 of Regulation S-K.

Supplementary Disclosures About Oil and Gas Production Activities, page 71

Oil and Gas Reserves, page 71

13.	Please revise your table of reserves as necessary to comply with the guidance in the first comment under the Business and Properties section above.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that none of its proved reserves are related to bitumen.  The Company proposes to include revised disclosure on page 71 to include a footnote stating such.

14.	Please disclose your net proved developed and undeveloped reserves as separate quantities to comply with FASB ASC 932-235-50-4.

Response:

The Company acknowledges the Staff’s comment and proposes to include the revised tabular presentation below as part of the Form 10-K/A filing, which has been amended to comply with FASB ASC 932-235-50-4, by disclosing the Company’s net proved developed and undeveloped reserves as separate quantities.

H. Roger Schwall
United States Securities and Exchange Commission
January 18, 2013

(mbbls)	Developed	Undeveloped	Total(1)
Net proved reserves, December 31, 2008	863	169	1,032

Revisions of previous estimates	489	46	535 (2)
Production	(466)	-	(466)
Net proved reserves, December 31, 2009	886	215	1,101
Revisions of previous estimates	667	258	925 (3)
Production	(288)	-	(288)
Net proved reserves, December 31, 2010	1,265	473	1,738
Revisions of previous estimates	271	(171)	100
Extensions and discoveries	52	98	150
Production	(353)	-	(353)
Net proved reserves, December 31, 2011	1,235	400	1,635

(1)	None of the Company’s proved oil reserves are related to bitumen.
(2)	The oil reserve revision is due to improved production and fracture performance of the Dagang property in relation to what was estimated in the 2008 reserve report.
(3)	The reserve revision in 2010 is mainly related to lower estimated decline rates on the Dagang property based on production to date.

Exhibit 99.1

15.
Please consult with your engineers to obtain and file a reserve report that includes the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates, consistent with guidance in Item 1202(a)(7) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and proposes to include a revised Exhibit 99.1 as part of the Form 10-K/A filing (draft attached), which has been amended in part to include the qualifications of the technical persons at GLJ Petroleum Consultants Ltd. responsible for overseeing the preparation of the Company’s reserves estimates.

16.
We note the report provides a tabular presentation of net reserves which includes the sum of proved and probable reserves (“P +Pb”) and the sum of proved, probable and possible (“3P”) reserves.  Please note the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009, clarifies our position that “...because the categories of proved, probable and possible reserves have different levels of certainty, it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate.”  Please also refer to Question 105.01, under Section 105, Rule 4-10(a)(5)Definitions-Deterministic Estimate for the full text and to Rule 4-10(a)(5) of Regulation S-X for the definition of a deterministic estimate.  Please consult with your engineers to obtain and file a report that adheres to this guidance.

Response:

The Company acknowledges the Staff’s comment and proposes to include a revised Exhibit 99.1 as part of the Form 10-K/A filing (draft attached), which has been amended in part to exclude a total of the proved plus probable reserves and proved plus probable plus possible reserves.

H. Roger Schwall
United States Securities and Exchange Commission
January 18, 2013

17.	Please consult with your engineers to obtain and file a report that includes the net quantities of developed and undeveloped reserves reflected in the table of net reserves, 235-50-4.

Response:

The Company acknowledges the Staff’s comment and proposes to include a revised Exhibit 99.1 as part of the Form 10-K/A filing (draft attached), which has been amended in part to provide the additional required quantities, being both net proved developed and undeveloped reserves for each of the proved, probable and possible reserves.

18.
We note the reserve report states the proportion of the total company reserves evaluated as “100% of the Company’s proved plus probable oil and natural gas reserves.”  The manner by which these representations are made should correlate with disclosures in your filing.  Please ask your engineers to state the percentage of each individual reserve category to comply with Items 1202(a)(8)(iii) and 1202(a)(8)(iv) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and proposes to include a revised Exhibit 99.1 as part of the Form 10-K/A filing (draft attached), which has been amended in part to state that GLJ Petroleum Consultants Ltd. reviewed 100% of the total reserves of the Company, including 100% of the Company’s proved reserves, 100% of the Company’s probable reserves and 100% of the Company’s possible reserves.

19.
The report discloses net reserves as oil equivalent amounts.  Please ask your engineers to disclose the basis for such equivalency, consistent with the guidance in Instruction 3 to paragraph (a)(2) of Item 1202(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and proposes to include a revised Exhibit 99.1 as part of the Form 10-K/A filing (draft attached), which has been amended to include a footnote to the table disclosing the Company’s net reserves which provide oil equivalent factors applicable to crude oil and bitumen in such exhibit.

20.
We note the reference in paragraph v to the use of constant product reference prices in estimating your reserves; however, the report does not contain a summary of the prices actually used in the estimation of the reserves.

As part of the disclosure of the primary economic assumptions under Item 1202(a)(8)(v) of Regulation S-K, please ask the engineers to provide a summary of the reference or benchmark prices by product and sales pricing points as determined in accordance with the requirements contained in Regulation S-X.

In addition, and as part of the disclosure of primary economic assumptions, we would expect to see the average realized prices by product for reserves in the report.

Response:

The Company acknowledges the Staff’s comment and proposes to include a revised Exhibit 99.1 as part of the Form 10-K/A filing (draft attached), which has been amended in part to include a summary of the reference or benchmark prices by product and sales pricing point, as determined in accordance with the requirements contained in Regulation S-X, and the average realized prices by product for the reserves included in such report.

21.
The report states in paragraph iv, “...the Company currently has regulatory approval to produce the reserves identified in our report.” Please reconcile this statement for us with the disclosure made by the Company on page 7 of Form 10-K that regulatory approval for the Tamarack Project in Canada had not been received as the fourth quarter of 2011.

H. Roger Schwall
United States Securities and Exchange Commission
January 18, 2013

Response:

The Company acknowledges the Staff’s comment and proposes to include a revised Exhibit 99.1 as part of the Form 10-K/A filing (draft attached), which has been amended in part to clarify that the Company currently has regulatory approval to produce the reserves identified in our report located in China, and has applied for regulatory approval to produce the reserves located in Canada.

On behalf of the Company, I hereby acknowledge that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (403) 817-1107, extension #1407.

Sincerely,

/s/ Gerald D. Schiefelbein
Gerald D. Schiefelbein
Chief Financial Officer

EXHIBIT 99.1
THIRD PARTY REPORT ON RESERVES

By GLJ Petroleum Consultants Ltd. – (Independent Qualified Reserves Evaluator)

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.
We have prepared an independent evaluation of the oil and gas reserves of Ivanhoe Energy Inc. (the "Company") for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

ii.
We have evaluated the reserves of the Company as at December 31, 2011. The completion date of our report is January 18, 2012 for the properties in China and February 7, 2012 for the properties in Canada.

iii.
The following table sets forth the geographic area covered by our reports, proved, probable and possible reserves estimated using constant prices and costs, and the proportion of the Company’s total reserves that we have evaluated.

	Company Net Reserves
	Crude Oil Mbbl	Bitumen Mbbl	Total Oil Equivalent (1) Mbbl	Portion of Oil Equivalent Reserves Evaluated
Canada
Proved reserves
Developed producing	–	–	–
Developed non-producing	–	–	–
Undeveloped	–	–	–
Total proved	–	–	–	–

Probable reserves
Developed	–	–	–
Undeveloped	–	138,987	138,987
Total probable	–	138,987	138,987	100%

Possible reserves
Developed	–	–	–
Undeveloped	–	32,864	32,864
Total possible	–	32,864	32,864	100%

China
Proved reserves
Developed producing	1,235	–	1,235
Developed non-producing	–	–	–
Undeveloped	400	–	400
Total proved	1,635	–	1,635	100%

Probable reserves
Developed	356	–	356
Undeveloped	425	–	425
Total probable	781	–	781	100%

Possible reserves
Developed	–	–	–
Undeveloped	–	–	–
Total possible	–	–	–	–

1)	Oil equivalence factors: crude oil 1 bbl/bbl; bitumen 1 bbl/bbl.

iv.
As noted in item iii., our evaluation covered 100% of the Company’s proved, probable and possible reserves. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

Data used in our evaluation were obtained from regulatory agencies, public sources and from Company personnel and Company files. In the preparation of our report we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by the Company such as interests and burdens, recent production, product transportation and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts and capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question, we did not rely on such information until such concerns were satisfactorily resolved.

The Company has warranted in a representation letter to us that, to the best of the Company’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of the evaluated properties was not performed nor was it considered necessary for the purposes of our report.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

v.
As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. As the project in Canada has not commenced production, the above described prices are based on posted benchmark prices and estimates of quality and transportation differences to the field. In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

Twelve Month Average Benchmark Prices
Bank of Canada Average Noon Exchange Rate ($US/$C)	1.0166
Brent Blend Crude Oil FOB North Sea ($US/bbl)	111.17
NYMEXWTI ($US/bbl)	95.99
Light, Sweet Crude Oil at Edmonton ($C/bbl)	97.03
Bow River Crude Oil at Hardisty ($C/bbl)	79.47

Average Realized Prices
Light/Medium Oil ($/bbl)	109.09
Bitumen ($/bbl)	57.44

vi.
Our report has been prepared assuming the continuation existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report located in China, and has applied for regulatory approval to produce the reserves located in Canada, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recovery the estimated reserves.

vii.
Oil and gas reserves estimates have an inherent degree of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

viii.
In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

ix.	A summary of the Company reserves evaluated by us is provided in item iii.

GLJ Petroleum Consultants Ltd.
4100, 400 - 3rd Avenue S.W.
Calgary, Alberta  CANADA  T2P 4H2
Dated:  February 16, 2012

“Originally Signed by"
Bryan M. Joa, P. Eng.
Vice President

Page: 117 of 225

CERTIFICATION OF QUALIFICATION

I, Bryan M. Joa, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.
That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare an independent evaluation of the Dagang and Zhaozhou properties of Pan China Resources Ltd. (the “Company”). The effective date of this evaluation is December 31, 2011.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.
That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Chemical Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-seven years experience in engineering studies relating to Western Canadian oil and gas fields.

4.
That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY
Bryan M. Joa, P. Eng.

Page: 115 of 229

CERTIFICATION OF QUALIFICATION

I, Jason E. Paul, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.
That I am a principal officer of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of the Ivanhoe Energy Inc. (the “Company” Tamarack property. The effective date of this evaluation is December 31, 2011.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.
That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1998; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of thirteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4.
That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY
Jason E. Paul, P. Eng.